Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

February 26, 2009

H. Roger Schwall

Jennifer O’Brien

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Mexoro Minerals, Ltd.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Filed June 13, 2008

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Filed January 20, 2009

File No. 000-23561

Dear Mr. Schwall and Ms. O’Brien:

Please be advised that our law firm serves as legal counsel to Mexoro Minerals, Ltd., a Colorado corporation (the “Company”).

We are writing to inform you that the Company is in receipt of your comment letter dated February 23, 2009 (the “Comment Letter”).  The Company is in the process of addressing the comments set forth in the Comment Letter.  However, given the timing of the Comment Letter and the nature of the comments, we do not anticipate that we will be able to meet the specified response deadline of March 6, 2009.  We anticipate that we will be able to respond to all of the comments and file our Form 10-KSB/A and Form 10-Q/A, on or before March 27, 2009.  Accordingly, we respectfully request an extension until March 27, 2009 in which to submit our responses and Form 10-KSB/A and Form 10-Q/A.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Jonathan H. Sargent, Esq.